SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Augusta Resource Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

050912
(CUSIP Number)

Ross J. Beaty
1550 – 625 Howe Street
Vancouver, British Columbia, Canada
V6C 2T6

(604) 684-1175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 050912	13D	Page 2 of 5 Pages

(1)		Name of Reporting Person Ross J. Beaty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) PF
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 13,335,500
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,335,500
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 13,335,500
(12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)		Percent of Class Represented by Amount in Row (11) 9.96%
(14)		Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this "Statement") is being filed on behalf of Ross J. Beaty relating to the common shares, no par value (the "Common Shares"), of Augusta Resource Corporation, a corporation existing under the laws of Canada (the "Issuer"). This Statement amends and supplements the initial statement on Schedule 13D, filed on April 15, 2010 (the "Original Statement") by Mr. Beaty.  The Original Statement is hereby amended and restated as follows.

Item 4.            Purpose of Transaction

Item 4 is amended and restated as follows:

The Common Shares held by Mr. Beaty were acquired for investment purposes only. Mr. Beaty does not have any current intention of acquiring or disposing ownership of, or control or direction over, any additional Common Shares. Depending on market conditions and other relevant factors, Mr. Beaty may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, private agreements or otherwise.

Item 5.            Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)         As of the date hereof, Mr. Beaty beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares

Ross J. Beaty	13,335,500	9.96%

The percentage of outstanding Common Shares in the table above is based on 133,933,469 Common Shares outstanding as of October 19, 2010, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

(b)         Mr. Beaty holds, directly and indirectly through his wholly-owned company, Kestrel Holdings Ltd. (the "Holding Company"), 13,335,500 Common Shares. Mr. Beaty, directly and indirectly through the Holding Company, has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 13,335,500 Common Shares.

(c)         On August 27, 2010, the Issuer issued 10,905,590 Common Shares at a price of CDN$2.75 per Common Share pursuant to a private placement, thereby decreasing Mr. Beaty's percentage of outstanding Common Shares to 10.8% as of August 27, 2010.

Between October 13, 2010 and October 19, 2010, Mr. Beaty disposed, through the Holding Company, a total of 1,200,000 Common Shares at an average price of

CDN$4.13 per Common Share through market transactions, thereby decreasing Mr. Beaty's percentage of outstanding Common Shares from 10.8% to 9.96% as of October 19, 2010.

(d)         Not applicable.

(e)         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2010

By:	/s/ ROSS J. BEATY
Ross J. Beaty